UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25581

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.F. LAFFERTY & CO, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 WALL STREET, SUITE 1901
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Hackel	212-293-9090	hhackel@rflafferty.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>HENRY HACKEL</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>R.F. LAFFERTY & CO, INC.</u>, as of <u>6/30</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





HOLLY SINGH-BEGLEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SI6084861
Qualified in New York County
Commission Expires Feb. 3, 2027

Notary Public

Signature:

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.F. Lafferty & Company, Inc.

Report on Audit of Financial Statements and Supplementary Information

June 30, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

R.F. Lafferty & Company, Inc.

Contents

As of and for the year ended June 30, 2024





Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Those Charged With Governance of
R.F. Lafferty & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.F. Lafferty & Company, Inc. (the Company) as of June 30, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2023.

Dallas, Texas
August 15, 2024

R.F. Lafferty & Company, Inc.

Statement of Financial Condition

June 30, 2024

ASSETS

Cash	$	1,302,823
Due from clearing firms		7,149,720
Securities long, at fair value		491,028
Accounts receivable		189,400
Prepaid expenses		141,108
Security deposit		22,874
Due from employees and others		37,132
Right of use asset		16,000
TOTAL ASSETS	$	9,350,085

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Commission and bonus payable	$	1,029,998
Securities short		470
Accrued expenses		18,000
Right of use liability		16,000
Accounts payable		178,291
TOTAL LIABILITIES		1,242,759
STOCKHOLDERS' EQUITY		8,107,326
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	9,350,085

The accompanying notes are an integral part of these
financial statements.

R.F. Lafferty & Company, Inc.

Statement of Operations
For the Year Ended Ended June 30, 2024

REVENUE:

Commissions	$	7,267,682
Underwriting income	$	4,905,804
Investment banking		2,202,767
Principal transactions		2,391,455
Advisory fees		609,336
Other income		466,360
Interest		4,068,656
Research		219,112
Total revenue		22,131,172

OPERATING EXPENSES:

Salaries, commissions and related costs	7,429,906
Commission and clearance expense	9,494,244
Market data	731,743
Professional fees	813,512
Office and other	361,495
Regulatory fees	111,198
Dues and subscriptions	191,133
Rent	123,396
Insurance	86,443
Data services and communications	36,203
Travel and entertainment	51,381
Total expenses	19,430,654

NET INCOME	$	2,700,518

The accompanying notes are an integral part of these
financial statements.

R.F. Lafferty & Company, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended Ended June 30, 2024

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - July 1, 2023	25,000	$ 25,000	$3,733,000	$ 1,648,808	$5,406,808
Net income	-	-	-	2,700,518	2,700,518
Balance - June 30, 2024	25,000	$ 25,000	$ 3,733,000	$ 4,349,326	$ 8,107,326

The accompanying notes are an integral part of these
financial statements.

R.F. Lafferty & Company, Inc.

Statement of Cash Flows

For the Year Ended Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 2,700,518
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Increase in due from clearing firm	(3,803,193
Decrease in due from employees	2,732
Increase in right of use asset	(16,000
Increase in security deposit	(13,414
Decrease in securities long, at fair value	2,371,413
Increase in accounts receivable	(124,786
Increase in prepaid expenses	(17,253
Decrease in commission and bonus payable	(293,283
Decrease in securities short	(302
Decrease in deferred revenue	(30,000
Increase in right of use liability	16,000
Increase in accounts payable	67,662
Decrease in accrued expenses	(27,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	833,094
NET INCREASE IN CASH	833,094
CASH AT BEGINNING OF PERIOD	469,729
CASH AT END OF PERIOD	$ 1,302,823
Cash paid during the year for:	
Interest	$ (16,491
Income Taxes	$ 21,817

The accompanying notes are an integral part of these
financial statements.

1. Nature of Business

R. F. Lafferty & Co., Inc. (The "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's business activities outside of its clearing arrangements are considered exempt from 15c3-3 through relying on footnote 74 to SEC Release 34-70073.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
Securities transactions (and the recognition of related revenues and expenses) are recorded on a trade date basis, since that is when performance obligations are satisfied. The Company had accounts receivable of $189,400 as of June 30, 2024.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of June 30, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30, 2024, the Company has no accrued interest or penalties associated with uncertain tax positions.

Cash and Cash Equivalents
Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Allowance for Doubtful Accounts
Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Securities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of corporate bonds is determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in the Statement of Operations. Realized gains and losses are determined on the basis of identified cost.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at June 30, 2024:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Equities	$ 442,331	$ -	$ -	$ 442,331
Bonds	-	48,697	-	48,697
U.S. Treasuries	-	-	-	-
Total	$ 442,331	$ 48,697	$ -	$ 491,028

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Equities	$ 470	$ -	$ -	$ 470
Total	$ 470	$ -	$ -	$ 470

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

3. Revenue From Contracts With Customers (Continued)

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Investment Banking

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter or selling group member. In a firm commitment underwriting, revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the share the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Advisory Services

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In certain circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At June 30, 2024, all amounts were immaterial.

Investment Research

The Company provides investment research to customers, primarily institutional investors. Revenue is recognized on the date that the research services are provided to the customer for those services that are determined to be satisfied at a point in time, and time elapsed is generally used to measure the progress of any research services to be satisfied over time.

Interest Income

Interest income is recognized as earned from participation on client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contracts.

4. Commitments and Contingencies

Office Space

The Company entered into an agreement to lease office space in New York City, New York beginning on September 1, 2023 and ending on August 31, 2024. The Company was also required to remit a security deposit in the amount of $16,000. Of that amount, $8,400 was retained from the previous lease contract and the remaining $7,600 is included in the Security Deposits account in the accompanying statement of financial condition totaling $22,874.

Included in the Company's clearing agreements with its clearing broker-dealers include a indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of June 30, 2024, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2024, there were no such claims.

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2024, the Company had net capital of $7,601,765 which was $7,351,765 in excess of its required net capital of $250,000. The Company's net capital percentage was 16.35%.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2024 and August 15, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2024

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 8,107,325
DEDUCTIONS AND NON-ALLOWABLE ASSETS:	
Non-allowable assets:	(390,513
NET CAPITAL BEFORE HAIRCUTS	$ 7,716,812
HAIRCUTS	
Other Securities	(115,046
Undue Concentration	-
	(115,046
NET CAPITAL	$ 7,601,766
AGGREGATE INDEBTEDNESS:	1,242,759
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, based on 6 2/3% of aggregate indebtedness	$ 82,851
Minimum net capital requirement	**250,000**
Excess Net Capital	7,351,766
Percentage of aggregate indebtedness to net capital	**16.35%**

There are no material differences between the audited computation of
net capital computed above and the corresponding schedule included in the
Company's unaudited June 30, 2024 Part IIA FOCUS filing

R.F. Lafferty & Company, Inc.

(Supplemental Information)
Computation for Determination of Customer Account Reserve Under Rule 15c3-3
of the Securities and Exchange Commission (Exemption)
As of June 30, 2024

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of June 30, 2024 in accordance with Rule 15c3-3(k)(2)(ii).

 

Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders' and
Those Charged With Governance of
R.F. Lafferty & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which R.F. Lafferty & Company, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
August 15, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

R.F. Lafferty & Company, Inc. Exemption Report

R.F. Lafferty & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Henry Hackel, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President